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                            January 12, 2023

       Douglas Tobler
       Chief Financial Officer
       Vista Gold Corp.
       7961 Shaffer Parkway, Suite 5
       Littleton, Colorado 80127

                                                        Re: Vista Gold Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-09025

       Dear Douglas Tobler:

              We have reviewed your December 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 2. Properties, page 28

   1. We note your response to comment 1 and comment 2 and partially reissue the comments.
                                                        We are unable to locate
the point of reference used when estimating mineral resources in the footnotes to your
resource table, as stated in your response. Please advise.
       Exhibits
       96.1, page 82

   2. We note your response to comment 3 and we reissue the comment. We are unable to locate the required
qualified person opinions in the sections of your technical report summary that you
referenced in your response. Please advise. In your response please tell us when you will
file the revised technical report summary.
 Douglas Tobler
Vista Gold Corp.
January 12, 2023
Page 2


3. We note your response to comment 4 and we reissue the comment. Capital and operating costs are required to be within the prescribed ranges and the accuracy and contingency should be disclosed as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
      Please revise to consistently report the accuracy and contingency of your cost estimates.
      In your response please tell us when you will file the revised technical report summary.
       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                          Sincerely,
FirstName LastNameDouglas Tobler
                                                          Division of
Corporation Finance
Comapany NameVista Gold Corp.
                                                          Office of Energy &
Transportation
January 12, 2023 Page 2
cc:       Doug Tobler
FirstName LastName